

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

Via E-Mail
Mr. Edward E. Cohen
Chief Executive Officer
Atlas Resource Partners, L.P.
Park Place Corporate Center One
1000 Commerce Drive, 4th Floor
Pittsburgh, PA 15275-1011

> **Re: Atlas Resource Partners, L.P.**
> **Registration Statement on Form S-4**
> **Filed July 1, 2013**
> **File No. 333-189741**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 1-35317**

Dear Mr. Cohen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

1. We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended December 31, 2012 and any related filings have been resolved.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 2. Properties

Natural Gas and Oil Reserves, page 50

Proved Undeveloped Reserves, page 51

2. We note your disclosure that you incurred $83.5 million, $40.5 million, and $80.1 million of costs related to the development of proved undeveloped reserves for the three years ended December 31, 2012, December 31, 2011, and December 31, 2010, respectively. Refer to Item 1203 of Regulation S-K and disclose the related quantities of proved undeveloped reserves converted into proved developed reserves for each of the three years ended December 31, 2012. In addition, please clarify if you have any proved undeveloped reserves that remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

Productive Wells, page 52

3. Refer to Item 1205 of Regulation S-K and disclose the number of net productive and dry exploratory wells drilled; and the number of net productive and dry development wells drilled.

Developed and Undeveloped Acreage, page 53

4. Refer to Item 1208 of Regulation S-K and disclose the minimum remaining terms of leases, if material.

Financial Statements

Note 4 – Acquisitions, page 99

5. We note in conjunction with the significant acquisitions you made during 2012, you filed historical financial statements of the businesses acquired and related pro forma financial information to comply with Rule 3-05 and Article 11 of Regulation S-X, respectively. Please note along with providing pro forma financial information, you should also present pro forma reserve information comparable to the disclosures required by FASB ASC paragraphs 932-235-50-3 through 932-235-50-11B and FASB ASC paragraphs 932-235-50-29 through 932-235-50-36.

Note 10 – Certain Relationships and Related Party Transactions, page 110

6. We note your disclosure indicating that as the general partner of various drilling partnerships, you are responsible for the liabilities of these partnerships. We also

understand that although asset retirement obligations have been recognized in the accounts of the drilling partnerships, there has been no retention of funds by these entities in anticipation of satisfying these liabilities. Therefore, it appears that you should expand your disclosure under this heading to quantify the total asset retirement obligations of the drilling partnerships, to the extent that funds have not been retained by these entities to satisfy these obligations, where you are responsible as the general partner. If you plan to adjust distributions to limited partners sufficiently to retain the funds necessary to satisfy these obligations, then please clarify your intentions under this heading and in the disclosures of the drilling partnerships. Otherwise, please disclose the extent to which these obligations exceed the asset retirement obligations associated with the drilling partnerships recognized in your financial statements and describe the circumstances under which you would recognize the incremental liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief